UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated April 25, 2013, announcing the Company's results for the three months ended March 31, 2013, and declaring a quarterly dividend of $0.12 per common share with respect to the first quarter of 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: April 26, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS QUARTER ENDED MARCH 31, 2013 RESULTS AND DECLARES QUARTERLY DIVIDEND OF $0.12 PER COMMON SHARE

ATHENS, Greece, April 25, 2013 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the quarter ended March 31, 2013.

	Three Months Ended March 31,
Financial Highlights (Expressed in United States Dollars)	2012	2013
Time charter revenues	$16,082,713	$18,090,663
Amortization of above/below market time charters	492,004	1,298,642
Time charter revenues, adjusted1	$16,574,717	$19,389,305

EBITDA2	$10,006,559	$9,898,285
Adjusted EBITDA2	$10,777,537	$11,945,122

Net Income	$4,660,714	$4,017,285
Adjusted Net Income2	$5,431,692	$6,064,122

Earnings per common share (EPS), basic	$0.29	$0.16
Earnings per common share (EPS), diluted	$0.29	$0.15
Adjusted Earnings per common share, basic2	$0.33	$0.26
Adjusted Earnings per common share, diluted2	$0.33	$0.23

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"Our sector is expected to remain under pressure through the remainder of 2013, driven primarily by the imbalance between supply and demand in the containership industry. Despite these challenges, we believe that there are also attractive opportunities for growth and accretive acquisitions. During the quarter we successfully completed a follow-on offering of 4,000,000 common shares, the net proceeds of which we expect to use for vessel acquisitions. Our prudent business strategies enable us to overcome market instability and announce another profitable quarter. Despite the lower re-chartering rates for two of our vessels, we reported Adjusted EBITDA of $11.9 million, an increase of $1.1 million, or 11% compared to the first quarter of 2012."

Mr. Bodouroglou concluded, "Consistent with our policy of returning cash to our shareholders and our previous dividend guidance, our Board of Directors has declared a dividend of $0.12 per share payable on or about May 16, 2013 to shareholders of record on May 9, 2013. Since our IPO in April 2011, and including this dividend declaration, we will have returned approximately $35.5 million in cash to our shareholders."

Results of Operations

Three months ended March 31, 2013 compared to three months ended March 31, 2012

During the first quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the first quarter of 2013 were $4.0 million and $6.1 million, respectively, resulting in basic earnings per share of $0.16 and basic adjusted earnings per share of $0.26. EBITDA and Adjusted EBITDA for the first quarter of 2013 were $9.9 million and $11.9 million, respectively.

During the first quarter of 2012, we operated an average of 7.00 vessels. Our Net Income and Adjusted Net Income during the first quarter of 2012 were $4.7 million and $5.4 million, respectively, resulting in earnings per share of $0.29 and adjusted earnings per share of $0.33, on both a basic and diluted basis. EBITDA and Adjusted EBITDA for the first quarter of 2012 were $10.0 million and $10.8 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the first quarter of 2013 and 2012, our vessels operated a total of 793 and 636 days, respectively, from a total of 810 and 637 calendar days, respectively. During the first quarter of 2013, we had 12 idle days related to the Box Voyager, and 5 off-hire days related to the scheduled dry-docking of OOCL Hong Kong, which was completed in April 2013, for a total of 17 off-hire days. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 20 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the first quarter of 2013 of $17.7 million, increased by 12.7% compared to $15.7 million in the first quarter of 2012, due to the increased fleet size and vessel operating days period over period, which was partially offset by the lower re-chartering rates year over year for Box Trader and Box Voyager and the idle days of Box Voyager in the first quarter of 2013. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the first quarter of 2013 and 2012 by $1.3 million and $0.5 million, respectively, or $0.06 and $0.03 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the first quarter of 2013 was $21,205 per vessel per day, which was 12.6% below our TCE rate of $24,249 per vessel per day during the first quarter of 2012, due to the lower rates achieved on re-chartering our vessels. Our adjusted TCE rate was $22,843 per vessel per day in the first quarter of 2013, 8.7% lower than our adjusted TCE of $25,022 for the first quarter of 2012, due to the lower re-chartering rates. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for the first quarter of 2013 and 2012 amounted to $0.9 million and $0.3 million, respectively, and mainly relate to war risk insurance costs for our fleet and other crew costs reimbursable by the charterers.

Vessels operating expenses

Vessels operating expenses comprise crew wages and related costs, insurance and vessel registry costs, repairs and maintenance expenses (excluding dry-docking expenses), the cost of spares and consumable stores, regulatory fees, non-cash amortization of other intangible assets and other miscellaneous expenses. The amortization of other intangible assets for the first quarter of 2013 and 2012 amounted to $0.3 million and $0, respectively. During the first quarter of 2013, vessels operating expenses including the amortization of other intangible assets amounted to $4.6 million, or $4.3 million on an adjusted basis, compared to $3.5 million during the first quarter of 2012, due to the increased number of vessels in our fleet year over year. On average, our vessels operating expenses for the first quarter of 2013 were $5,641 per vessel per day, or $5,319 per vessel per day on an adjusted basis, compared to $5,495 per vessel per day, in the first quarter of 2012, an improvement of approximately 3% year over year on a cash basis after adjusting for non-cash items.

Dry-docking expenses

During the first quarter of 2013, one of our vessels the OOCL Hong Kong commenced its scheduled dry-docking which was completed in April 2013. There were no dry-docking expenses in the first quarter of 2012.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A (our "Manager" or "Allseas") for the first quarter of 2013 and 2012 were $0.7 million and $0.5 million, respectively, or $840 per vessel per day and $812 per vessel per day, respectively. The increase in management fees was due primarily to the increased average number of vessels period over period. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for the first quarter of 2013 and 2012 was $3.7 million and $3.3 million, respectively, mainly due to the increased number of vessels period over period. Effective January 1, 2013, the Company revised its scrap rate estimate prospectively from $150 to $300 per lightweight ton. The change in accounting estimate does not have a retrospective effect in the financial statements previously reported. The effect of this change was to decrease depreciation expense and to increase net income by approximately $0.3 million, or $0.02 per basic common share for the three months ended March 31, 2013.

General and administrative expenses

General and administrative ("G&A") expenses for the first quarter of 2013 and 2012 were $1.6 million and $1.4 million, or $1,915 and $2,155 per day, respectively. The increase in G&A expenses period over period was due primarily to increased financial reporting fees, increased executive services fees and increased share-based compensation expense. During the first quarter of 2013 and 2012, expenses related to the provision of our executive services by our Manager amounted to $0.55 million and $0.45 million, respectively, and share-based compensation amounted to $0.5 million and $0.3 million, respectively.

Interest and finance costs

Interest and finance costs amounted to $2.2 million and $2.0 million for the first quarters of 2013 and 2012, respectively. This increase in interest and finance costs is due to an increase in our average borrowings outstanding period over period.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in United States Dollars)
	Three Months Ended March 31,
	2012	2013
Net cash from Operating Activities	$9,008,806	$10,183,218
Net cash used in Investing Activities	(3,259)	-
Net cash (used in) / from Financing Activities	(9,322,800)	7,368,866
Net (decrease) / increase in cash and cash equivalents	$(317,253)	$17,552,084

Net cash provided by Operating Activities

Net cash from Operating Activities for the three months ended March 31, 2013 was $10.2 million. Our vessels generated positive cash flows from revenues, net of commissions, of $18.8 million, while we paid $8.6 million for expenses, of which $1.9 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from Operating Activities for the three months ended March 31, 2012 was $9.0 million. Our vessels generated positive cash flows from revenues, net of commissions, of $16.3 million, while we paid $7.3 million for expenses, of which $1.8 million relates to the payment of interest on our bank loans and our related party loan with Paragon Shipping.

Net cash used in Investing Activities

For the three months ended March 31, 2013, there was no cash used in investing activities. Net cash used in Investing Activities for the three months ended March 31, 2012, was $3,259 relating to the acquisition of other fixed assets installed on board our vessels to improve their efficiency.

Net cash from Financing Activities

Net cash from Financing Activities for the three months ended March 31, 2013, was $7.4 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $20.0 million, net of underwriting discounts and commissions. During the three months ended March 31, 2013, we repaid $6.7 million of our debt and paid dividends to our preferred and common shareholders of $0.5 million and $5.5 million, in the aggregate, respectively.

Net cash used in Financing Activities for the three months ended March 31, 2012, was $9.3 million, relating to our scheduled debt repayments of $4.4 million and the payment of dividends to our common shareholders of $4.9 million.

Liquidity:

As of March 31, 2013, our cash and restricted cash (current and non-current) amounted to $34.7 million in the aggregate, of which $10.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of March 31, 2013, we had total outstanding indebtedness of $209.6 million, of which $26.7 million is scheduled to be repaid in the forthcoming 12-month period, and we were in compliance with all of the covenants contained in our loan agreements. As of the date of this release, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months.

Dividends:

On April 25, 2013, our Board of Directors declared a dividend of $0.12 per common share, with respect to the first quarter of 2013, payable on or about May 16, 2013, to common shareholders of record as of the close of business on May 9, 2013. This is the eighth consecutive quarterly dividend to common shareholders since we became a public company in April 2011.

On April 2, 2013, we paid a dividend of $0.5 million for the period from January 1, 2013 to March 31, 2013, to Neige International, the only holder of our Series B-1 Preferred Shares. As of March 31, 2013, 640,692 Series B-1 Preferred Shares were outstanding.

The declaration and payment of any dividend on our common shares will be determined at the sole discretion of our Board of Directors. We cannot assure you that we will pay dividends in the amounts stated above or at all, and our ability to pay dividends will be subject to the rights of holders of our Series B-1 Preferred Shares, which accrue dividends cumulatively at a rate of 9.75% per annum per $30.0 stated liquidation preference per Series B-1 Preferred Share and are payable on January 1, April 1, July 1 and October 1 of each year, the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. Based on the earliest redelivery dates, the Company has secured under such contracts 82% and 44% of its fleet capacity for the remainder of 2013 and 2014, respectively. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of April 25, 2013.

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (7)	Charter Expiration	Notes
Box Voyager	2010	3,426	CNC	$6,850	July 2013	1
Box Trader	2010	3,426	Hapag Lloyd	$6,750	May 2013	2
CMA CGM Kingfish	2007	5,095	CMA CGM	$23,000	April 2014	3
CMA CGM Marlin	2007	5,095	CMA CGM	$23,000	May 2014	3
Maersk Diadema	2006	4,546	Maersk	$28,000	January 2014	3,4
Maule	2010	6,589	CSAV Valparaiso	$38,000	May 2016	5
MSC Emma	2004	5,060	MSC	$28,500	August 2014	6
OOCL Hong Kong	1995	5,344	OOCL	$26,800	June 2015	8
OOCL China	1996	5,344	OOCL	$26,800	July 2015	8
Total		43,925

Notes:

1)	The charterer has the option to extend the term of the charter by additional 8 months at the same gross daily charter rate.
2)	The charterer has the option to extend the term of the charter by an additional one-year term, plus or minus 30 days, at a gross daily charter rate of $15,000.
3)	The charterer has the option to increase or decrease the term of the charter by 45 days.
4)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter hire.
5)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.

6)
The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to extend the term of the charter by an additional one-year term at the same gross daily charter rate.

7)
Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and our Manager, totaling 4.75% for Box Voyager, 1.25% for each of CMA CGM Kingfish, CMA CGM Marlin, OOCL Hong Kong and OOCL China, and 2.5% for each of the other vessels in our fleet, including, in each case, 1.25% to Allseas.

8)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its first quarter ended March 31, 2013 results on April 26, 2013 at 8:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-877-317-6789 (USA) or +1-412-317-6789 (international).

A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10028125.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 8.2 years. The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow –

	Three Months Ended March 31,
SUMMARY FLEET INFORMATION	2012	2013
FLEET DATA
Average number of vessels (1)	7.00	9.00
Calendar days for fleet (2)	637	810
Less:
Scheduled off-hire	-	5
Unscheduled off-hire	1	12
Operating days for fleet (3)	636	793
Fleet utilization (4)	99.8%	97.9%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$24,249	$21,205
Vessel operating expenses (6)	$5,495	$5,641
Management fees charged by a related party (7)	$812	$840
General and administrative expenses (8)	$2,155	$1,915
Total vessel operating expenses (9)	$8,462	$8,396

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)
Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.

(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)
Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)
Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

	Three Months Ended March 31,
Time Charter Equivalent Reconciliation (Expressed in United States Dollars)	2012	2013
Time Charter Revenues	$16,082,713	$18,090,663
Commissions	(359,124)	(366,100)
Voyage Expenses	(301,441)	(908,692)
Total Revenue, net of voyage expenses	$15,422,148	$16,815,871
Plus: Amortization of above/below market time charters	492,004	1,298,642
Total Revenue, net of voyage expenses, adjusted	$15,914,152	$18,114,513
Total operating days	636	793
Time Charter Equivalent	$24,249	$21,205
Time Charter Equivalent, adjusted(10)	$25,022	$22,843

(10)
Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures
(Expressed in United States Dollars, except for share data)

	Three Months Ended March 31,
Net Income / Adjusted Net Income(1)	2012	2013
Net Income	$4,660,714	$4,017,285
Plus: Amortization of intangibles	492,004	1,559,109
Plus: Share-based compensation	278,974	487,728
Adjusted Net Income	$5,431,692	$6,064,122

EBITDA / Adjusted EBITDA(1)
Net income	$4,660,714	$4,017,285
Plus: Net Interest expense	2,001,121	2,148,860
Plus: Depreciation	3,344,724	3,732,140
EBITDA	$10,006,559	$9,898,285
Plus: Amortization of intangibles	492,004	1,559,109
Plus: Share-based compensation	278,974	487,728
Adjusted EBITDA	$10,777,537	$11,945,122

	Three Months Ended March 31,
Earnings per Common Share	2012	2013
Net income	$4,660,714	$4,017,285
Less: Dividends to Series B-1 Preferred Shares	-	(468,506)
Less: Net income attributable to non-vested share awards	(92,940)	(91,062)
Net income available to common shareholders	$4,567,774	$3,457,717

Weighted average number of common shares, basic	16,000,000	21,016,604

Earnings per common share, basic	$0.29	$0.16

Net income		$4,017,285
Less: Dividends to Series B-1 Preferred Shares		(468,506)
Less: Net income attributable to non-vested share awards		(91,062)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares		468,506
Net income available to common shareholders		$3,926,223

Weighted average number of common shares, diluted		25,712,716

Earnings per common share, diluted	$0.29	$0.15

	Three Months Ended March 31,
Adjusted Earnings per Common Share(1)	2012	2013
Adjusted Net income	$5,431,692	$6,064,122
Less: Dividends to Series B-1 Preferred Shares	-	(468,506)
Less: Adjusted Net income attributable to non-vested share awards	(108,314)	(143,584)
Adjusted Net income available to common shareholders	$5,323,378	$5,452,032

Weighted average number of common shares, basic	16,000,000	21,016,604

Adjusted Earnings per common share, basic	$0.33	$0.26

Adjusted Net income		$6,064,122
Less: Dividends to Series B-1 Preferred Shares		(468,506)
Less: Adjusted Net income attributable to non-vested share awards		(143,584)
Plus: Dividends to Series B-1 Preferred Shares, if converted to common shares		468,506
Adjusted Net income available to common shareholders		$5,920,538

Weighted average number of common shares, diluted		25,712,716

Adjusted Earnings per common share, diluted	$0.33	$0.23

(1)
The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items from net income to derive to Adjusted Net Income and Adjusted EPS. The Company believes that Adjusted Net Income and Adjusted EPS provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are items not recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in United States Dollars, except for share data)

	Three Months Ended March 31,
	2012	2013

REVENUES:
Time charter revenues (1)	16,082,713	18,090,663
Commissions	(359,124)	(366,100)
Net Revenues	15,723,589	17,724,563

EXPENSES:
Voyage expenses	301,441	908,692
Vessels operating expenses (2)	3,500,215	4,569,222
Dry-docking expenses	-	140,896
Management fees charged by a related party	517,475	680,671
Depreciation	3,344,724	3,732,140
General and administrative expenses (3)	1,372,532	1,550,840
Operating income	6,687,202	6,142,102

OTHER INCOME (EXPENSES):
Interest and finance costs	(2,008,532)	(2,150,452)
Interest income	7,411	1,592
Foreign currency (loss) / gain, net	(25,367)	24,043
Total other expenses, net	(2,026,488)	(2,124,817)

NET INCOME	4,660,714	4,017,285

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	(69,873)	112,109
Total Other Comprehensive Income / (Loss)	(69,873)	112,109

COMPREHENSIVE INCOME	4,590,841	4,129,394

Earnings per common share, basic	$0.29	$0.16
Earnings per common share, diluted	$0.29	$0.15

Footnotes:

(1)	includes amortization of below and above market acquired time charters of $492,004 and $1,298,642 for the three months ended March 31, 2012 and 2013, respectively
(2)	includes amortization of other intangible assets of $0 and $260,467 for the three months ended March 31, 2012 and 2013, respectively
(3)	includes share-based compensation of $278,974 and $487,728 for the three months ended March 31, 2012 and 2013, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)

	December 31, 2012	March 31, 2013
ASSETS
Cash and restricted cash (current and non-current)	17,141,452	34,693,536
Other current assets	6,696,714	7,701,230
Vessels and other fixed assets, net and other non-current assets	421,225,703	415,437,812

Total Assets	445,063,869	457,832,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt	36,700,000	26,700,000
Other current liabilities	5,959,883	7,217,097
Long-term debt, net of current portion	179,550,000	182,875,000
Other non-current liabilities	2,074,703	1,623,564
Total stockholders' equity	220,779,283	239,416,917

Total Liabilities and Stockholders' Equity	445,063,869	457,832,578